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                           January 28, 2021

       James Hayward
       Chief Executive Officer
       Applied DNA Sciences, Inc.
       50 Health Sciences Drive
       Stony Brook, New York 11790

                                                        Re: Applied DNA
Sciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-252280
                                                            Filed January 21,
2021

       Dear Mr. Hayward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Merrill Kraines